Mail Stop 4561

July 28, 2008

Robert S. Rosenschein
Chairman and Chief Executive Officer
Answers Corporation
237 West 35th Street
Suite 1101
New York, NY 10001

> **Re:** **Answers Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 24, 2008**
> **File No. 001-32255**

Dear Mr. Rosenschein:

   We have completed our review of your revised filing and have no further comments at this time.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel

cc: Via Facsimile (212) 930-9725
        Jeffrey J. Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP
        Telephone: (212) 930-9700